Exhibit 99.1

Borr Drilling Limited Announces Certain Preliminary Results for the Quarter Ended June 30, 2024

Bermuda, August 9, 2024 Borr Drilling Limited (the “Company”) (NYSE and OSE: “BORR”) today announced certain preliminary unaudited results for the quarter ended June 30, 2024.

The Company expects for the three months ended June 30, 2024: (i) total operating revenues of approximately $272 million, an increase of $38 million or 16% compared to the first quarter of 2024, (ii) operating income of approximately $104 million, an increase of $19 million or 23% compared to the first quarter of 2024, and (iii) adjusted EBITDA of approximately $136 million, an increase of $19 million or 17% compared to the first quarter of 2024. The Company expects $193.5 million in cash and cash equivalents and $150.0 million undrawn under our RCF as of June 30, 2024.

The increase in operating income of $19 million is primarily comprised of the following: (i) $10 million increase associated with the termination of a contract for “Arabia I” (one-off impact from the amortization of deferred revenue and deferred costs); (ii) $5 million net increase from the improved operations of our jack-up fleet; and (iii) $3 million increase in amortization of deferred revenue as a result of changes to our operating structure in Mexico for jack-up rigs “Galar”, “Odin” and “Njord”.

For illustrative purposes, the Company expects the following positive impacts to Q2 2024 adjusted EBITDA on an annualized basis:
(i)	$99 million on an annualised basis from the uplift in dayrates in the second half of 2024 for the rigs Norve, Saga, Skald, Gerd and Natt;
(ii)	$32 million on an annualised basis from the increase in revenue from the new contract for Arabia I which is expected to commence early 2025; and
(iii)	$61 million on an annualised basis from the expected contract for the rig Vali, which is scheduled for delivery in August 2024 and whose contract is expected to commence by year end
These positive impacts are offset by a $90 million negative impact (annualised) as a result of the positive one-off impacts in Q2 2024 associated with the termination of the Arabia I contract in June 2024, as well as the change in our operating structure in Mexico.

The Company is currently finalizing its financial results for the three and six months ended June 30, 2024, which it plans to release on August 14, 2024 after markets close.

The expected financial results for the three months ended June 30, 2024 presented herein are estimates, based on information available to management as of the date of this release, and are subject to further changes upon completion of the Company’s standard quarter end closing procedures. Such preliminary operating results do not represent a comprehensive statement of financial results and actual results may differ materially from these estimates following the completion of Borr Drilling’s standard closing procedures, or as a result of other adjustments or developments that may arise before the results for this period are finalized.  The Company does not intend to update such financial information prior to release of its final second quarter 2024 financial information, which is scheduled for August 14, 2024.

This information is considered to be inside information pursuant to the EU Market Abuse Regulation and subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Hamilton, Bermuda
9 August 2024

UNAUDITED NON-GAAP MEASURE RECONCILIATION
Set forth below is a reconciliation of the Company's Net Income to Adjusted EBITDA.

(in US$ millions)	Q2 2024	Q1 2024
Net income	31.7	14.4
Depreciation of non-current assets	31.9	31.8
Income from equity method investments	2.5	(5.4)
Total financial expense, net	55.4	57.8
Income tax (credit)/expense	14.9	18.2
Adjusted EBITDA	136.4	116.8

The Company uses certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP) including Adjusted EBITDA. Adjusted EBITDA as presented above represents our periodic net income/(loss) adjusted for: depreciation of noncurrent assets, (income)/loss from equity method investments, total financial (income) expense net and income tax (credit) expense. Adjusted EBITDA is presented here because the Company believes that the measure provides useful information regarding the Company’s operational performance.

Due to the forward-looking nature of the expected impact of items described above on adjusted EBITDA for Q2 2024 on an annualized basis, the Company is unable to present a quantitative reconciliation of such forward looking non-GAAP financial measure to the most directly comparable forward-looking GAAP financial measure without unreasonable effort.

Forward-Looking Statements
This document and any other written or oral statements made by us in connection with this document include forward-looking statements that are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “estimate,” “intend,” “plan,” “believe,” “likely to” “should,” “continue” or other similar expressions. These forward-looking statements include statements about expected results for the second quarter of 2024, the expected impact on Q2 2024 adjusted EBITDA on an annualized basis of certain items included expected increases in contract dayrates, and impact of new contracts and expected contracts, the expected impact of the termination of the contract for Arabia I and expected impact of excluding certain one-off items incurred in Q2 2024, expected contracting and the terms of expected contracts and other non-historical statements. These forward-looking statements are not statements of historical facts and are based upon current estimates, expectations, beliefs and various assumptions, many of which are based, in turn, upon further assumptions. These statements involve significant known and unknown risks, uncertainties, contingencies and factors that are difficult or impossible to predict and are beyond our control, and that may cause our actual results, performance, financial results, position or achievements to be materially different from those expressed or implied by the forward-looking statements. Numerous factors could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by these forward-looking statements including: risks relating to our actual results for Q2 2024 and future periods and the risk that actual results may differ materially from those implied by the statements in this release, risks relating to contracts and performance under contracts, including the risk that contracts are not entered into on terms described herein or at all, dayrates received by us, the start dates and termination of contracts and the risks described in Part. I of "Item 3.D. Risk Factors" of our most recent Annual Report on Form 20-F and other filings with the Commission. Any forward-looking statements that we make in this report speak only as of the date of such statements and we caution readers of this report not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no (and expressly disclaim any) obligation to update or revise any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made.